Filed by Vornado Realty Trust

Filed by Vornado Realty L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemend filed pursuant to Rules 14a-16 and 14a-12

of the Securities Exchange Act of 1934

Subject Company: Equity Office Properites Trust

Commission File No.: 1-13115

Discussion of Offer to Acquire Equity Office Properties February 1, 2007

Certain statements contained herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vornado to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the timing of and costs of financing commitments and general competitive factors. More detailed information about these risks, uncertainties and other factors is set forth in Vornado’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006. Risks and uncertainties relating to the proposed transaction include the risks that: EOP will not enter into any definitive agreement with Vornado or the terms of any agreement will be materially different from those described above; Vornado will not obtain the requisite debt financing for the transaction; rents will not increase to expected levels; the anticipated benefits of the transaction will not be realized; the proposed transactions will not be consummated; and Vornado will not be able to sell the assets it plans to sell within its expected timeframe or sell those assets at the prices it currently projects. Vornado is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements. Additional Information About the Proposed Transaction and Where to Find It: This material relates to a business combination transaction with EOP proposed by Vornado, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Vornado and EOP would file with the Securities and Exchange Commission (“SEC”) if any agreement is reached or any other documents which Vornado may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Vornado, Investor Relations, 210 Route 4 East, Paramus, NJ 07652. Participants in the Solicitation: Vornado and its trustees, executive officers and other employees may be deemed to be participants in any solicitation of Vornado and EOP shareholders in connection with the proposed transaction. Information about Vornado’s trustees and executive officers is available in Vornado’s proxy statement, dated May 1, 2006 for its 2006 annual meeting of stockholders.

Transaction Overview Vornado Realty Trust (NYSE:VNO) has made a proposal to acquire Equity Office Properties Trust (NYSE: EOP) for $56.00 per share (plus dividends to the closing) Quarterly dividend of $0.33 per share The consideration is payable $31.00 in cash and $25.00 in Vornado common stock The proposal would also provide EOP unitholders with the option to exchange their units for units of Vornado Realty LP Vornado shares issued per EOP share will not be less than 0.1852 or more than 0.2174 based upon a Vornado share price range of $115 to $135 per share $41 billion total transaction value, including all potential transaction costs The transaction will require shareholder votes of both Vornado and EOP Vornado expects the transaction to be FFO accretive beginning in 2008 1

Vornado’s Strategic Plan Combine EOP’s best assets in key coastal markets with Vornado’s existing office platform in New York and Washington DC Integrate the two portfolios to create a series of powerful operating platforms in high growth, high barrier-to-entry markets on each coast New York City Washington DC Boston San Francisco/San Jose, CA Los Angeles Vornado intends to sell approximately $20 billion in the first year of ownership Up to $10 billion of assets at closing to Walton Street and Starwood Capital Group An additional $10 billion of assets to other buyers Employ Vornado’s operating disciplines of leasing and expense control to enhance each asset’s profitability Transaction structured to maintain balance sheet flexibility 2

Why This Deal? Irreplaceable portfolio of trophy quality assets amassed over several decades Opportunity to acquire at a significant discount to replacement cost Allows Vornado to establish dominant portfolios in strong, high-growth coastal markets where declining vacancies are expected to generate significant near-term rental rate growth Significant liquidity in the asset market will allow Vornado to successfully execute on its plan to dispose of non-core assets at favorable pricing In-place rents are at significant discounts to their respective comparable market rents The addition of EOP’s assets will enhance Vornado’s long-term internal growth Vornado’s managerial expertise and capital discipline is expected to generate superior returns by: Aggressively leasing assets to maximize rental rates; Reducing expenses at both the asset and corporate level; and Opportunistically disposing of non-core assets and markets 3

Irreplaceable Assets Worldwide Plaza New York, NY One Market San Francisco, CA 60 State Street Boston, MA 10960 Wilshire Blvd Los Angeles, CA Market Square Washington D.C. 717 Fifth Avenue New York, NY 1300 N. 17th St. Washington D.C. 225 W. Santa Clara San Francisco, CA 4

 Vornado Will Be the #1 Office REIT in Target Growth Markets Office Square Feet (000’s) #1 - 18,448(1) 6,622 21,225 New York 10,876 10,876 - - - Douglas Emmett #1 #1 #1 #1 #1 Rank 18,448 - - - - SL Green 26,403 - 4,762 8,132 6,887 Boston Properties Comparison with Select Top REITs 89,025 14,185 19,236 10,400 23,978 Pro Forma Vornado Total Target Markets Southern California Northern California Boston Washington DC Core Market. 1. Pro forma for Reckson acquisition, excludes suburban assets 5

 Upside Opportunity Drive significant growth in NOI and cash flow from the EOP portfolio through: Marking rents to market when current leases (that have below-market rents) expire, for example, in NYC, rents are $35 PSF (almost 40%) below market More intensive property management to maximize rents and reduce expenses. 1. Does not include all of the markets in EOP’s portfolio that Vornado plans to retain . 2. Based on information received from industry sources. 6 (Square feet in millions) Estimated EOP SF Percent 9/30/06 In-Place Market % Below Market (1) Total Owned Ownership Occupancy Rent Rent (2) Market New York CBD 6.3 6.3 99.9% 94.7% $55.36 $92.00 39.8% Washington DC, CBD 2.3 1.8 77.3% 94.4% $38.04 $52.00 26.8% Washington DC, NOVA Sub. 4.3 4.3 100.0% 88.2% $33.48 $34.00 1.5% Boston CBD 8.5 7.4 87.0% 96.8% $45.40 $52.00 12.7% San Francisco CBD 4.1 3.3 80.4% 96.2% $39.62 $50.00 20.8% Los Angeles Suburban 6.0 5.2 85.5% 93.5% $35.00 $45.00 22.2% Total / Weighted Average 31.6 28.3 89.5% 94.2% $42.74 $56.61 24.5%

Transaction Financing 1.0 Consideration to EOP Unitholders – Vornado Units (1) $30.5 Secured Debt $41.0 Total Transaction Financing 9.5 Consideration to EOP Stockholders – Vornado Stock ($ in billions) Vornado has obtained a debt financing commitment for up to $30.5 billion from five banks Lehman Brothers, JPMorgan, Barclays Capital, RBS Greenwich Capital and UBS Initial financing cost of approximately 6.4% assuming no asset sales Full prepayment flexibility to accommodate prepayments upon the sale of assets Will allow for meaningful deleveraging of our balance sheet Non-recourse financing secured only by EOP’s assets 1. Assumes all EOP unitholders elect to receive the merger consideration (45% stock). 7

Fortress Balance Sheet Supports Future Growth 1. Based on a VNO closing stock price of $122.35 as of January 31, 2007. 2. Calculated using net debt and preferred equity divided by enterprise value. 8 Pro Forma Pro Forma Current for for Projected Capitalization EOP Acquisition Divestitures Equity (1) $21.2 $10.5 $31.7 $31.7 Debt 12.5 30.5 43.0 ($20.0) 23.0 Preferred 1.2 1.2 1.2 Cash (2.0) (2.0) (2.0) Enterprise Value $32.9 $41.0 $73.9 ($20.0) $53.9 Leverage Ratio (2) 35.5% 57.1% 41.2%

Management’s Track Record at Creating Shareholder Value Significant historical outperformance versus the RMS(1) 5 years: Vornado total returns of 270% versus the RMS of 184% 10 years: Vornado total returns of 656% versus the RMS of 282% Consistent EBITDA growth of 13.3% over past five years Capital recycling and strategic acquisitions/dispositions are key to our business Proven track record of successfully acquiring value-added business platforms Mendik, Merchandise Mart, Charles E. Smith, Toys “R” Us, etc. Compound annual dividend growth of 8.0% over the past five years, exclusive of $259.8 million in special dividends paid to shareholders 1. For periods ending 12/31/06. Total Returns 9 270% 656% 282% 184% 0% 100% 200% 300% 400% 500% 600% 700% 5 year 10 year VNO RMS

The New Bi-Coastal Vornado(1) (1) Excludes development projects. - Top markets Square feet shown in millions Southern CA: Office 14.2 SF Northern CA: Office 19.2 SF Boston: Office 10.4 SF New York City: Office 21.2 SF Retail 1.1 SF Washington D.C.: Office 24.0 SF Looking forward Vornado will become the premier REIT in the sector featuring trophy quality assets located in the strongest supply-constrained bi-coastal markets 10

Vornado – Platforms for Growth Superb asset base Concentration in high barrier-to-entry markets Balance sheet flexibility Positioned for significant internal growth from below market rents Increased upside through development and redevelopment Increased shareholder liquidity Diversified market concentration 11

 Q & A Are you overpaying for EOP? No, we have carefully looked at EOP for over six months. From the beginning, we have believed that EOP’s core portfolio contains some of the highest quality assets in all of the country’s highest growth markets. Our pricing reflects the market price for these assets. We do not believe that we could assemble this portfolio of assets on a one-off basis; and, even if we could, the price per asset would be higher. Why are you using 45% stock? We have always maintained a disciplined approach to our balance sheet and want to appropriately capitalize this portfolio. The amount of stock being issued is based on the amount of equity we believe will maintain our balance sheet flexibility over the long-term. 12

 Q & A (cont’d) Is this a departure from the typical Vornado investment? The acquisition of EOP is actually typical for Vornado in that we have a history of buying business platforms with the ability to generate superior investment returns. Specifically, we focus on companies and assets such as Mendik, Charles E. Smith and Americold that own great assets in high growth markets with embedded upside that can be realized through active management. While the amount of capital being deployed in this transaction is large, the opportunity for value creation through expected rent increases and focused management of the assets is even more significant. Our view of a Vornado deal is one where pursuit of profit for our shareholders is the most important metric. Will you be overleveraged? Our leverage goes up initially but we feel confident that our disposition plan and the financing we have arranged will allow us to bring leverage down and retain our balance sheet flexibility. 13

 Q & A (cont’d) How will you mitigate the risks of operating in several new markets? We will approach this opportunity in the same way we approached going into Washington DC or any other of our lines of business. We will initially rely on the existing team and will augment that team over time with great people that bring significant experience and operating discipline to bear on our portfolio. Do you have the right personnel to execute your business plan? We believe that we have one of the most seasoned and talented management teams in the business. We will, as in the past, attract the right people to run each platform at the highest level. Is bigger better? No, we only grow to enhance shareholder value. Buying EOP is not for size but for the opportunity. We have no interest in being a large national company, only in being the best company. 14

 Q & A (cont’d) 8.) Is this the right time to do this deal? We believe that all of our target markets are poised to experience significant future rental rate growth into the forseeable future. More importantly, we believe that the assets that we are buying are under managed and that there will be opportunities to increase returns through aggressive, hands-on management. While we understand that market cap rates have compressed, we believe that this compression is the result of realizable upside in quality assets located in quality markets. How does the collar work? The exchange ratio will be computed to provide EOP shareholders with $25.00 of stock consideration as long as Vornado’s share price is between $115 and $135 per share. That means that the number of shares we will issue will be adjusted if our price fluctuates within this range. If our price increases within the range, we will issue fewer shares and if our share price decreases within the range, we will issue more shares. If our share price moves outside this range, the number of shares will be fixed based on the upper and lower limits. Therefore, the exchange ratio will not decrease below 0.1852 or increase above 0.2174. 15